ASSIGNMENT AND AMENDMENT AGREEMENT

This ASSIGNMENT AND AMENDMENT AGREEMENT (the “Agreement”), dated as of September 25, 2013, is by and among FreeSeas Inc., a company incorporated under the laws of the Marshall Islands (the “Company”), Adventure Two S.A., a company incorporated under the laws of the Marshall Islands (“Adventure Two”), Adventure Three S.A., a company incorporated under the laws of the Marshall Islands (“Adventure Three”), Adventure Seven S.A., a company incorporated under the laws of the Marshall Islands (“Adventure Seven”), Adventure Eleven S.A., a company incorporated under the laws of Liberia (“Adventure Eleven” and together with Adventure Two, Adventure Three and Adventure Seven, collectively the “Borrowers” and each is also referred to herein individually as a “Borrower”), and solely for purposes of Sections 1 and 3 through 7, Hanover Holdings I, LLC (“Hanover”), Deutsche Bank Nederland N.V., a public company with limited liability (naamloze vennootschap), incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands (“Lender”), and Crede CG III, Ltd., a Bermuda exempted company (“Crede”). The parties hereto are referred to herein collectively as the “Parties” and each individually as a “Party.”

RECITALS

A. The Company, the Borrowers, Lender and Hanover entered into that certain Debt Purchase and Settlement Agreement dated July 5, 2013, as amended from time to time (the “Debt Purchase Agreement”). Capitalized terms used in this Agreement that are not otherwise defined herein have the meanings set forth in the Debt Purchase Agreement.

B. In connection with the Debt Purchase Agreement, Hanover, the Lender and the Escrow Agent entered into that certain Escrow Agreement dated as of August 2, 2013, as amended from time to time (the “Escrow Agreement”).

C. Hanover desires to assign its rights under the Debt Purchase Agreement and the Escrow Agreement to Crede, and, immediately following such assignment, the Company, the Borrowers, Lender and Crede desire to amend the Debt Purchase Agreement as contemplated by this Agreement.

D. Simultaneously with the execution and delivery of this Agreement, the Lender, Hanover, the Escrow Agent (as defined in the Escrow Agreement) and Crede are entering into that certain Escrow Amendment Agreement pursuant to which the Lender, the Escrow Agent and Crede will amend the terms of the Escrow Agreement immediately following Hanover’s assignment of its rights under the Escrow Agreement to Crede as contemplated by this Agreement (the “Escrow Amendment Agreement”).

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	Assignment and Assumption.

(a) Simultaneously with the payment by Crede to Hanover contemplated by clause (ii) of the immediately following sentence, Hanover hereby transfers, bargains, sells, conveys and assigns to Crede all of Hanover’s right, title and interest under and with respect to the Debt Purchase Agreement and the Escrow Agreement and Crede hereby accepts such assignment. In connection therewith, Crede (i) hereby agrees to be bound by the terms of the Debt Purchase Agreement and the Escrow Agreement as the “Investor” thereunder from and after the date hereof and (ii) shall pay $3,624,345.40 to Hanover simultaneously with the execution and delivery of this Agreement by the Parties by wire transfer of immediately available funds to the bank account specified by Hanover in writing to Crede. Without implication that the contrary would otherwise be true, Hanover expressly acknowledges and agrees that from and after the date hereof Hanover shall not have any right to, or any obligation in connection with, any of the Escrowed Proceeds (as defined in the Escrow Agreement) or any fees that may be due and payable under the Escrow Agreement.

(b) Each of the Company, the Borrowers and Lender hereby (i) consent to such assignment, (ii) agree that Hanover shall no longer have any obligations under the Debt Purchase Agreement from and after the date hereof and (iii) agree that Crede shall be the “Investor” under the Debt Purchase Agreement from and after the date hereof.

(c) To the extent the assignment of rights as set out in Sections 1(a) and 1(b) would qualify as a transfer of contract (contractsovername) pursuant to article 6:159 of the Dutch Civil Code, each party to the Debt Purchase Agreement hereby irrevocably provide their cooperation (medewerking) to such transfer of contract.

2. Amendments to Debt Purchase Agreement. The Lender, the Borrowers and Crede hereby agree that immediately following the assignment contemplated by Section 1 above:

(a) “HANOVER HOLDINGS, LLC (the Investor)” is hereby deleted in the Agreement and replaced from and after the date hereof with “CREDE CG III, LTD. (the Investor)”.

(b) Section 2.7 of the Debt Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“The Purchase Price shall be paid by the Investor to the Lender in cash, by wire transfer of immediately available funds into the Lender's bank account with number NL84DEUT0576865443 on the first (1st) Trading Day immediately following the date on which Court Approval is obtained. The Purchase Price includes any interest accrued under the Facility Agreement from the date of signing this Agreement up to the Effective Date and no additional amounts shall be owed by Investor to Lender with respect to such interest.”

(c) Section 6.1(ii) of the Debt Purchase Agreement is hereby deleted in its entirety and replaced with the following:

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“it shall only use the Purchased Debt to obtain Court Approval and for the other purposes expressly contemplated by this Agreement and for no other purposes;”

(d) Section 9.1(b) of the Debt Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“if to the Investor:

Crede CG III, Ltd.

11150 Santa Monica Boulevard, Suite 1500

Los Angeles, California 90025

Facsimile: (310) 444-5300

Attention: Terren S. Peizer”

3. Entire Agreement; Construction. This Agreement and the exhibits attached hereto, together with the Debt Purchase Agreement and the Escrow Agreement each as respectively amended by this Agreement and the Escrow Amendment Agreement, supersedes all other prior oral or written agreements among the Parties solely with respect to the subject matter hereof and thereof, and this Agreement and the exhibits attached hereto, together with the Debt Purchase Agreement and the Escrow Agreement each as respectively amended by this Agreement and the Escrow Amendment Agreement, contains the entire understanding of the Parties solely with respect to the subject matter hereof and thereof; provided, however, the Debt Purchase Agreement and the Escrow Agreement, each as respectively amended by this Agreement and the Escrow Amendment Agreement, shall remain in full force and effect. The Debt Purchase Agreement and this Agreement shall be read and construed as a single agreement, and all references to the Debt Purchase Agreement shall hereafter refer to the Debt Purchase Agreement, as amended by this Agreement. The Recitals set forth above are hereby incorporated into this Agreement by reference. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

4. Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

5. Successors and Assigns; No Third Party Beneficiaries; Amendments and Waivers. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign this Agreement or any rights or obligations hereunder without the prior written consent of the other Parties hereto, provided that the consent of Hanover shall not be required for any such assignment. This Agreement is intended for the benefit of the Parties and their respective permitted successors and permitted assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person. No provision of this Agreement may be amended other than by an instrument in writing signed by the all the Parties, except Hanover’s consent shall not be required for any amendment to Section 2. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

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6. Governing Law; Jurisdiction. This Agreement and any contractual or non-contractual obligations arising out of or in connection to it are governed by and shall be construed in accordance with the laws of the Netherlands. The Parties irrevocably agree that the courts of Amsterdam, the Netherlands, are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement, including any dispute as to its existence, validity, interpretation, performance, breach or termination or the consequences of its nullity and any dispute relating to any contractual or non-contractual obligations arising out of or in connection with this Agreement and that accordingly, any proceedings arising out of or in connection with this Agreement shall be brought in such courts, except that all Parties agree that (a) Crede may file an Action in any State or U.S. federal court in the State of New York for payment of the Purchased Debt or in connection with any claim by Crede against Hanover in connection with a breach by Hanover of this Agreement and (b) Hanover may file an Action in any State or U.S. federal court in the State of New York in connection with any claim by Hanover against Crede in connection with a breach by Crede of any of its obligations to Hanover under this Agreement (including, without limitation, the failure by Crede to make the payment to Hanover required to be made pursuant to Section 1(a)).

7. Disclosure. The Company shall, on or before 8:30 a.m., New York time, on the first (1st) Trading Day after the date hereof, (i) issue a press release disclosing all the material terms of this Agreement, in the form attached hereto as Exhibit A (the “Press Release”), and (ii) file a Report of Foreign Private Issuer on Form 6-K describing all the material terms of this Agreement in the form required by the Securities Exchange Act of 1934, as amended, and attaching this Agreement as an exhibit thereto, in the form attached hereto as Exhibit B (the “6-K Filing”). Except as contemplated by the foregoing, neither the Company, its subsidiaries nor any other Party shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, (i) the Company shall be entitled, without the prior approval of any Party, to issue the Press Release and file the 6-K Filing and (ii) each Party hereto shall be entitled, without the prior approval of any other Party, to make other public disclosure, in each case of the immediately preceding clauses (i) and (ii), with respect to such transactions (1) in substantial conformity with the Press Release and the 6-K Filing, (2) as is required by applicable law and regulations and (3) as is required in connection with any court proceeding contemplated by the Debt Purchase Agreement.

[signature pages follow]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written.

Freeseas Inc.

By: /s/ ALEXANDROS MYLONAS
Its: Chief Financial Officer

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written.

ADVENTURE TWO S.A.

By: /s/ ALEXANDROS MYLONAS
Its: Chief Financial Officer

ADVENTURE three S.A.

By: /s/ ALEXANDROS MYLONAS
Its: Chief Financial Officer

ADVENTURE SEVEN S.A.

By: /s/ ALEXANDROS MYLONAS
Its: Chief Financial Officer

ADVENTURE eleven S.A.

By: /s/ ALEXANDROS MYLONAS
Its: Chief Financial Officer

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written.

Hanover Holdings I, LLC

By: /s/ MARC MANUEL
Its: Head of Original and Research

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written.

Deutsche Bank Nederland N.V.

By: /s/ S.S. KOOPMAN
/s/ B. PLETERA

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written.

Crede CG III, Ltd.

By: /s/ TERREN S. PEIZER
Its: Managing Director